UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 4)*

BIGMAR. INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

089893 10 1
(CUSIP Number)

Cynthia R. May
Jericho II, LLC
13260 Spencer Road
Hemlock, Michigan 48626
(517) 797-5502
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

August 15, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 089893 10	PAGE 2 OF 5 PAGES

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Jericho II, LLC

IRS Identification No. 38-3328404

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)

Not applicable (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS*

00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 6,423,539 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 6,423,539 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,423,539

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

55%

14	TYPE OF REPORTING PERSON*

00

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Page 2 of 5 pages

SCHEDULE 13D

CUSIP NO. 089893 10	PAGE 3 OF 5 PAGES

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Cynthia R. May

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)

Not applicable (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS*

00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 6,607,805 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 6,607,805

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,607,805

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

56.6%

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Page 3 of 5 pages

Item 4. Purpose of Transaction

This amendment to Schedule 13D is being filed to report proposed actions by Ms. May and Jericho which would result in a change to the structure and composition of the current Board of Directors of Bigmar. Item 4 is therefore amended by adding the following statement:

On August 15, 2001 Jericho and Ms. May, acting in concert with another shareholder, increased the size of the board, and appointed four new directors to fill the resulting vacancies.

Item 5. Interest in Securities of the Issuer

(a)  and (b) Jericho owns beneficially 6,423,539 shares of Bigmar Common Stock. These shares include (i) a Common Stock Warrant for the purchase of 500,000 shares at a price of $5.00 per share, (ii) a Preferred Stock Warrant for the purchase of 1,000,000 shares at a price of $2.5625 per share, and (iii) 4,923,539 shares of Common Stock. In the aggregate, assuming exercise of the Warrants, Jericho may thus be deemed the beneficial owner of approximately 55% of the aggregate of (i) the 10,168,973 shares of Bigmar Common Stock outstanding on August 13, 2001 (as reported on Bigmar’s Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2001) plus (ii) the 1,500,000 shares issuable on exercise of the Warrants.

Cynthia May, owns beneficially 6,607,805 shares of Bigmar Common Stock. These shares include, (i) 4,923,539 shares of Bigmar Common Stock held of record by Jericho, over which Ms. May has investment and dispositive power, (ii) the Common Stock Warrant held by Jericho for the purchase of 500,000 shares of Bigmar Common Stock, (iii) the Preferred Stock Warrant held by Jericho for the purchase of 1,000,000 shares of Bigmar Preferred Stock, and (iv) 184,266 shares of Bigmar Common Stock held of record by GRQ, over which Ms. May has investment and dispositive power. In the aggregate, assuming exercise of the Warrants by Jericho, Ms. May would thus be deemed the beneficial owner of approximately 56.6% of (i) the 10,168,973 shares of Bigmar Common Stock outstanding on August 13, 2001 (as reported on Bigmar’s Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2001) plus (ii) the 1,500,000 shares issuable on exercise of the Warrants.

Based on a form 13G filed with the SEC by John Tramontana on February 10, 1999, Mr. Tramontana, a member of Jericho and the Chief Executive Officer of Bigmar was the beneficial owner of 1,285,800 shares of Bigmar Common Stock (which includes 250,000 shares issuable upon exercise of options). The Reporting Persons have not sought to independently verify Mr. Tramontana’s holdings.

Except as set forth above, neither Cynthia May nor Jericho nor, to the best of Jericho’s knowledge, any of the individuals named in Schedule I hereto, is the beneficial owner of Bigmar Common Stock.

SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

JERICHO II, LLC

Date:	August 23, 2001	By: /s/ Cynthia R. May
Cynthia R. May
Title: Member

CYNTHIA R. MAY

/s/ Cynthia R. May

Page 4 of 5 pages

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS
OF JERICHO II LLC

         The name, present principal occupation or employment, and business address of each of the members of Jericho II, LLC (“Jericho”) is set forth below. Each individual listed below is a citizen of the United States.

Members

Cynthia R. May
Director, Saginaw Control & Engineers
95 Midland Road
Saginaw, MI 48603

Harold Baldauf
Director, Saginaw Control & Engineers
95 Midland Road
Saginaw, MI 48603

John Tramontana
Chairman, Bigmar, Inc.
via Cadepiano 24
CH-6917 Barbengo
SWITZERLAND

Page 5 of 5 pages